The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

March 11, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Williamson

Re:	The Talbots, Inc.
Registration Statement on Form S-4 (File No. 333-165111)

Dear Mr. Williamson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Talbots, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-165111), as amended (the “Registration Statement”), to March 12, 2010 at 2:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Morton A. Pierce at (212) 259-6640 or Ivan J. Presant at (212) 259-7405, both of Dewey & LeBoeuf LLP, with any questions you may have concerning this request. In addition, please notify Mr. Pierce and Mr. Presant when this request for acceleration has been granted.

THE TALBOTS, INC.

By:	/s/ Richard T. O’Connell, Jr.
Name: Richard T. O’Connell, Jr.
Title: Executive Vice President